SCHEDULE 13G
Amendment No. 2
Bowater Incorporated

Common Stock $1.00 par value
Cusip #  102-183100
Item 1: Reporting Person
Tiger Management L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6: 2,632,400
Item 7:  -0-

Item 8: 2,632,400
Item 9: 2,632,400
Item 11: 5.1%
Item 12: IA

Cusip #  102183-100
Item 1: Reporting Person
Tiger Performance L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6: 2,092,200
Item 7:  -0-
Item 8: 2,092,200
Item 9: 2,092,200
Item 11: 4.1%
Item 12: IA

Cusip # 102183-10-0
Item 1: Reporting Person
Julian H. Robertson, Jr.
Item 4: U.S.
Item 5:  -0-
Item 6: 4,751,600
Item 7:  -0-
Item 8: 4,751,600
Item 9: 4,751,600
Item 11: 9.2%
Item 12: IN

Item 1(a)
Bowater Incorporated
Item 1(b) 55 East Camperdown Way,
P.O. Box 1028, Greenville, S.C.
29602
Item 2(a) This statement is filed
on behalf of Tiger Management L.L.C.
("TMLLC") and Tiger Performance L.L.C.
("TPLLC"). Julian H. Robertson, Jr. is
the ultimate controlling person of TMLLC
and TPLLC.
Item 2(b) The address of each reporting
person is 101 Park Avenue, New York, NY
10178
Item 2(c) Incorporated by reference to
item (4) of the cover page pertaining to each reporting person.
Item 2(d) Common Stock $1.00 par value
Item 2(e) 102183-10-0

Item 3. TMLLC and TPLLC are investment
advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership is incorporated by
reference to items (5)(9) and (11) of
the cover page pertaining to each
reporting person.

Item 5.  Not applicable
Item 6.  Not applicable
Item 7.  Not applicable
Item 8.  Not applicable
Item 9.  Not applicable
Item 10.  By signing below, I
certify that, to the best of
my knowledge and belief,
the securities referred to above
were acquired in the ordinary course
of business and were not
acquired for the purpose of and
do not have the effect of changing
or influencing the control
of the issuer of such securities
and were not acquired in connection
with or as a participant
in any transaction having such
purpose or effect. After reasonable
inquiry and to the best of my
knowledge and belief, I certify
that the information set forth
in this statement is true,
complete and correct.

September 10, 1999

TIGER
MANAGEMENT L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By: /s/ Nolan Altman
Under Power of Attorney dated 1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95
AGREEMENT
The undersigned agree that this
Amendment No. 2 to Schedule 13G
dated September 10, 1999 relating
to shares of common stock of Bowater
Incorporated shall be filed on behalf
of each of the undersigned.

TIGER MANAGEMENT L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By: /s/ Nolan Altman
Under Power of Attorney dated 1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95